November 10, 2011

VIA EDGAR AS CORRESPONDENCE
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Mr. Evan S. Jacobson, Attorney Advisor

Re:	MGT Capital Investments, Inc.
Registration Statement on Form S-1
Filed October 3, 2011
File No. 333-177150

Dear Mr. Jacobson:

We are counsel to MGT Capital Investments, Inc. (the “Company” or “our client”).  On behalf of our client, attached herewith are responses to the comments by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated October 31, 2011 relating to the above-captioned Registration Statement on Form S-1 filed October 3, 2011. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in the order in which they appeared in the comment letter and provided the Company’s response to each comment immediately thereafter.  In addition, we are submitting Amendment No. 1 to the Registration Statement on Form S-1/A (“Amendment No. 1 to the Registration Statement”), which contains disclosure responsive to your comments. We have also updated Amendment No. 1 to the Registration Statement to reflect the recent filing of the Company’s 10-Q for the quarter ended September 30, 2011.  As you will note, we have also made some minor changes to the exhibits which we have re-filed and have included our legal opinion. Clean and marked copies are attached for your convenience.

Incorporation of Certain Information by Reference, page 37

1.	The second bullet point does not refer to the correct filing dates for your Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011 and June 30, 2011. Please revise.

Response:        Pursuant to the Staff’s request, we have revised the filing dates of our Quarterly Reports on Form 10-Q.

2.	The third bullet point refers to Current Reports on Form 8-K filed on June 3, 2011, July 7, 2011, and August 15, 2011, but you did not file any Forms 8-K on these dates. Please revise.

Response:        Pursuant to the Staff’s request, we have revised the filing dates of the referenced Current Reports on Form 8-K.

3.	The third bullet point does not incorporate by reference from your Current Reports on Form 8-K filed on July 11, 2011 and October 4, 2011. Please revise.

Response:        Pursuant to the Staff’s request, we have revised the filing dates of the referenced Current Reports on Form 8-K.

**************

We trust that the foregoing is responsive to the Staff’s comments.  Please do not hesitate to call me at (212) 752-9700 if you have any further questions.  Thank you.

Very truly yours,

/s/ Jay Kaplowitz
Jay Kaplowitz, Esq.